SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 6th 2008

Commission File Number: 1-15154

ALLIANZ SE

Koeniginstrasse 28
80802 Munich
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F⊠   Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz Group: Outlook 2009 revised

MUNICH, Germany--(BUSINESS WIRE)--Allianz Group continued to weather difficult market conditions during the second quarter of 2008. Total revenues decreased to 22.0 billion euros, compared to 24.3 billion euros in the same period of 2007. Operating profit decreased by 36 percent to 2.1 billion euros, from 3.3 billion euros in second quarter 2007. Quarterly net income amounted to 1.5 billion euros, or 28 percent less than 2.1 billion euros in second quarter 2007. For the first half-year of 2008, Allianz Group delivered an operating profit of 4 billion euros. Half-year net income reached 2.7 billion euros.

The capital market crisis negatively affected revenue development in the Life insurance business, and in particular unit-linked life insurance products. In addition, net dealing income in the Banking segment was negative. However, the operating profit of the insurance and asset management business proved resilient during the second quarter of 2008. A robust fixed-income business supported the Asset Management segment. The Property & Casualty business, with a combined ratio of 93.5 percent, was on target.

Allianz Group's capital base remains strong with a solvency ratio of 145 percent and shareholders' equity amounting to 40.5 billion euros on June 30, 2008. The Property and Casualty business remained on target in the second quarter of 2008, with 1.7 billion euros operating profit compared to the historical peak of 1.9 billion euros in the second quarter of 2007. Gross premiums written amounted to 9.8 billion euros and were at the same level of the previous year's second quarter. Revenue growth, adjusted for exchange rates and consolidation effects, was 3.1 percent. The combined ratio, at 93.5 percent, was again in target range and only slightly above the 92.9 percent level of second quarter 2007. The six-month expense ratio improved to 26.7 percent, compared to 28.3 percent in the first half-year of 2007.

In the Life and Health business, total premium income decreased by 10.9 percent to 10.7 billion euros, compared to 11.7 billion euros in second quarter 2007. Sales of unit-linked products decreased in light of the weak stock markets by 19 percent on a year-on-year basis. However, premiums from traditional life products grew year-on-year by 8 percent. Germany, Switzerland, Spain and Belgium achieved above-average growth. In Spain, sales continued to benefit from tax advantages for insurance products. Segment operating profit decreased, due to a decline in the investment result, by 7.3 percent to 703 million euros, from 758 million euros in the second quarter of 2007.

Dresdner Bank was clearly affected by the weak markets. Operating revenues amounted to 635 million euros, compared to 1.8 billion euros in the second quarter of 2007. The strong decline was almost entirely based on negative net dealing income of the investment bank amounting to 627 million euros. Positive net dealing income of 351 million euros was achieved in the same period of 2007. Direct effects of the financial markets crisis, such as markdowns on the ABS trading book amounting to 286 million euros in the second quarter of 2008, are included in this loss. Net interest income remained stable at 703 million euros, compared with 701 million euros in the second quarter of 2007. Net fee and commission income decreased by 22.3 percent, from 718 million euros in the previous year's second quarter to 558 million euros.

As a result, operating profit decreased to -566 million euros, from 427 million euros in the second quarter of 2007. A robust performance by the private & corporate clients division contributed to an operating profit of 121 million euros. Operating expenses decreased to 1.14 billion euros, from 1.28 billion euros in the previous year's second quarter.

In Asset Management, third-party assets under management amounted to 740 billion euros, compared to 765 billion euros at December 31, 2007. Internal growth of third-party assets under management was 2.7 percent year-to-date. The three-year compound annual growth rate for third-party assets under management, at 9.4 percent, is within target. Third-party net inflows for the first half-year of 2008 amounted to 33 billion euros. This was mainly driven by Allianz Global Investors' robust fixed-income business. Operating profit decreased by 13.5 percent, from 325 million euros in the previous year's quarter to 281 million euros. Adjusted for exchange rate effects, this corresponds to a decrease of 3.1 percent. The cost income ratio reached 61.9 percent.

Outlook

Further deteriorating markets also affect Allianz although our underlying fundamentals remain healthy. We expect this difficult market environment to continue to 2009, therefore our 2006 long-term operating profit growth target of 10 percent Compound Annual Growth Rate until 2009 cannot be maintained. Due to expected market conditions accurate earnings predictions, especially for Banking, are not feasible. But underlying operating profitability in Insurance and Asset Management is stable enough to generate a run rate before Banking of 9 plus billion euros in 2008 and 2009.

Allianz Group: Key figures 2nd Quarter 2008

(Eur bn) 2Q 2008 2Q 2007
Total revenues 22.0 24.3
Operating Profit 2.104 3.288
- Property/Casualty 1.683 1.894
- Life/Health 0.703 0.758
- Banking -0.568 0.448
thereof Dresdner Bank -0.566 0.427
- Asset Management 0.281 0.325
- Corporate 0.005 -0.010
- Consolidation 0 -0.127
Income before income taxes & minority interests 2.186 3.198
Income taxes -0.552 -0.858
Minority interests in earnings -0.092 -0.200
Net income 1.524 2.140
- Property/Casualty 1.822 1.380
- Life/Health 0.425 0.479
- Banking -0.552 0.411
thereof Dresdner Bank -0.545 0.395
- Asset Management 0.120 0.134
- Corporate -0.058 -0.008
- Consolidation -0.215 -0.256
Earning per share (basic) (Euro) 3.44 4.85

Ratios
Property/Casualty: Combined Ratio 93.5% 92.9%
Life/Health: Statutory Expense Ratio 12.2% 9.6%
Dresdner Bank: Cost-Income Ratio 178.7% 72.4%
Asset Management: Cost-Income Ratio 61.9% 59.2%

(Euro bn) 30.06.2008 31.12.2007
Shareholders' equity 40.5 47.8
Third-party assets under management 740 765

These assessments are, as always, subject to the disclaimer provided below.

Information and Explaination of the Issuer to this News:

Cautionary Note Regarding Forward-Looking Statements: Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz SE's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

No duty to update The company assumes no obligation to update any information contained herein.

Language:	English
Issuer:	Allianz SE
Koniginstr. 28
80802 Munchen
Deutschland
Phone:	+49 (0)89 38 00 - 41 24
Fax:	+49 (0)89 38 00 - 38 99
E-mail:	investor.relations@allianz.com
Internet:	www.allianz.com
ISIN:	DE0008404005
WKN:	840400
Indices:	DAX-30, EURO STOXX 50
Listed:	Regulierter Markt in Berlin, Frankfurt (Prime Standard), Hannover, Dusseldorf, Stuttgart, Munchen, Hamburg; Terminborse EUREX; Foreign Exchange(s) London, NYSE, SWX

CONTACT:
Allianz Group
Michael Sieburg, +49 (0)89-3800-19957
michael.sieburg@allianz.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANZ SE

		By:	/s/ Dr. Reinhard Preusche
Dr. Reinhard Preusche
Group Compliance

		By:	/s/ Michael Sieburg
Michael Sieburg
Group Compliance

Date:	August 6, 2008